FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	TPI to control 100% of Publiguias after reaching an agreement with Telefonica CTC	4

PRESS RELEASE

23/03/2004

TELEFONICA PUBLICIDAD E INFORMACION (TPI), A SUBSIDIARY OF TELEFONICA, S.A., TO CONTROL 100% OF PUBLIGUIAS AFTER REACHING AN AGREEMENT WITH TELEFONICA CTC

  The TPI Group has reached an agreement to acquire Telefonica CTC of Chile's 9% stake in Publiguias for USD 14.7 million

Madrid, March 23rd, 2004.- The TPI Group, leader of the Spanish and Portuguese language directories market, has reached an agreement to acquire Telefonica CTC's 9% stake in Publiguias for USD 14.7 million.

Since December 2000, the Group owned 51% of "Impresora y Comercial Publiguias S.A.". On February 23rd, it reached an agreement to acquire for USD 65.6 million the 40% held until then by the company's minority shareholders, Editorial Lord Cochrane (20.4%) and Impresiones Cuenca Uno e Impresiones Cuenca Dos (19.6%). The agreement was carried out on March 16th.

With the latest operation, the TPI Group will control 100% of Publiguias. The transaction should be completed within a period of approximately two months.

Publiguias, the leader in the yellow pages directory sector in Chile, boasts more than 29 years of experience in the sector and currently enjoys a 98% market share. With more than 56,000 customers, the company has a broad and diversified product portfolio including published products (Yellow and White Pages), internet products and telephone information services. In 2003, Publiguias published 10 Yellow Pages and White Directories, printing over six million copies.

The company obtained Euros 74.89 million in revenues (1), an increase of 5.8% in local currency from the year before. EBITDA increased 10.1% in local currency to Euros 27.3 million (1). The EBITDA margin improved 1.4 p.p. from 2002 to 36.5% of revenues.

(1) Average peso/euro exchange rate from January to December 2003 =671.14

About TPI

TPI has consolidated its position as a global advertising group in Spain and Latin America It is the largest Spanish and Portuguese directories group, with operations in Spain, Brazil, Chile and Peru. In 2003, the TPI Group recorded net profit of Euros 90.06 million, 19.4% higher than in 2002. Operating revenues rose 7.1% (8.9% at constant exchange rates) to Euros 570.83 million. Group EBITDA advanced 19.6% (19.3% in constant euros) to Euros 179.58 million.

For more information

Telefonica Publicidad e Informacion

Communications Office

Tel: +34 91 339 63 04

prensa@paginasamarillas.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 25th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors